EXHIBIT 99.2

                                                                        [LOGO]
VCPA4
BOVESPA                             VCP Announces 4Q02 Earnings
VCP                          Strong operational margins and cash flow despite/
LISTED   NIVEL 1               international and domestic market turbulence
NYSE     MERCADO


Mkt price::                     Sao Paulo, February 6, 2003 - VOTORANTIM
VCPA4=R$132.00/'000 shrs        CELULOSE E PAPEL S.A. (VCP) - (NYSE: VCP;
ADR VCP = US$ 18.78             BOVESPA: VCPA4), one of the largest pulp and
February 5, 2003                paper producers in Latin America, today
                                announced results for the fourth quarter of
No of shares outstanding:       2002. The Company's operating and financial
38,322,699,553                  information, unless otherwise indicated, is
                                presented in consolidated numbers and in U.S.
Market capitalization:          dollars in accordance with U.S. GAAP. All
R$ 5,059 million                comparisons provided in this release are with
US$ 1,439 million               respect to the fourth quarter of 2001, unless
                                otherwise indicated.

CONTACTS:                       "With higher market pulp inventory levels
                                globally, particularly softwood pulp, eucalyptus
VCP S.A.                        (hardwood) pulp prices fell in the fourth
Valdir Roque                    quarter of 2002, apparently placing the positive
CFO and IR Director             pricing trend on hold for a few months.
Alfredo Villares                Domestically, the Brazilian economy weathered
Investor Relations Manager      the turbulence of the governmental transition,
Phone: (11) 3269-               which was exaggerated by generalized risk
4168/4169                       aversion, contributing to high exchange rates,
Fax: (11) 3269-4066 /           financial market volatility and excessively high
3498                            Brazil risk.
ir@vcp.com.br
www.vcp.com.br                  Even within this environment, VCP's average
                                prices translated in U.S. dollars were only 5%
       THOMSON                  lower while the reduction in costs were even
      FINANCIAL                 greater, which enabled the Company to increase
                                its margins despite 6% lower sales volume
Thomson Financial IR            compared to 4Q01. Paper sales volume was 10%
Curtis Smith                    lower, impacted by strong sales volume in 3Q02,
IR Consultant                   which reduced inventories, as well as by price
Phone: (11) 3848-0887 ext.      increases in the domestic market.
215
curtis.smith@thomsonir.com.br   The new pulp line at Jacarei became operational
                                in December 2002, contributing to a 2% increase in pulp sales in comparison to 4Q01 and 20% increase when compared to 3Q02. This growth was limited by operational start-ups, which also had an impact on production of existing lines. The
                                Company expects increased output in upcoming quarters to progress as originally scheduled.

                                In the fourth quarter of 2002, net revenue totaled US$ 146 million compared to US$ 154 million in 3Q02. EBITDA totaled US$ 59 million, 5% higher than in 3Q02, with an EBITDA margin of 40% compared to 36%. Net earnings were significantly impacted by the impairment of US$90 million(*) recorded on the equity investment in Aracruz, resulting in a net loss of US$53 million in 4Q02. Without this accounting adjustment, net income would be US$36 million. commented Raul Calfat, Votorantim Celulose e Papel's CEO.


                           Main Financial Indicators
================================================================================
(In US$ millions)              4Q02                4Q01                4Q02/4Q01
================================================================================
Net Sales Revenue              146                 163                   (10%)
--------------------------------------------------------------------------------
   Domestic Sales               97                 116                   (16%)
--------------------------------------------------------------------------------
   Exports                      49                  47                      4%
--------------------------------------------------------------------------------
Operating Profit                48                  49                     (2%)
--------------------------------------------------------------------------------
Net Income (*)                 (53)                 37                   (243%)
--------------------------------------------------------------------------------
EBITDA (**)                     64                  63                      2%
================================================================================
(*) after net impairment value of US$ 90 million (gross = US$ 136 million (-) tax = US$ 46 million)
(**)  adjusted for special and/or non-cash items

Net revenue and sales volume

Net revenue in 4Q02 was 10% lower compared to 4Q01 driven by a 5% lower average selling price in U.S. dollars and 6% lower overall sales volume, as the 2% increase in pulp sales did not offset the 10% lower paper sales volume. Compared with 3Q02 net sales revenue was 5% lower, due mainly to 6% lower average prices in U.S. dollar terms on virtually flat sales quarter-on-quarter.

Revenues from the paper business decreased to 75% of total revenues, with pulp increasing to 25%, compared with 80% and 20%, respectively, in 4Q01. The higher proportion of pulp revenues can be attributed to lower paper sales volume as well as higher pulp prices. In 3Q02 the revenue breakdown for paper and pulp reveneus was 79% and 21%, respectively, as pulp sales were lower due to production losses caused by pre-operational tests. In volume terms, paper accounted for 60% of sales and pulp for 40%.

In overall volume terms, 59% of shipments were directed to the domestic market and 41% was exported in 4Q02, unchanged compared to 4Q01.

Net Revenues
                                        4Q02            4Q01

Exports                                 33%             28%
Domestic Market                         67%             72%
US$ Million                             145             160

Net Sales Breakdown

Paper           75%
Pulp            25%
Total           100%

Pulp

Revenues from pulp sales grew 9% to US$36 million in 4Q02 compared to 4Q01. This can be explained by 7% higher average prices as well as a 2% increase in sales volume to 92,754 tons. Compared to 3Q02, revenues were 8% higher on 20% higher sales volume, despite 10% lower averge prices.

International eucalyptus (hardwood) pulp prices fell during the quarter, averaging US$450 per ton in Europe adn US$480 per ton in North America at the close of 4Q02, compared to US$ 510 per ton in these masrkets during 3Q02. NORSCAN inventory build-up in October and November from 1.60 million tons to
1.69 million tons was offset by a greater-than-expected drop of 56 million tons in December to end the year at 1.63 million tons. This trend signaled stronger demand and led to announcements of price increases for the beginning of 2003 for both hardwood and softwood pulp. Any expectation as to the continuation of this upward pricing trend will depend on demand from the major economies as well as tighter discipline from softwood producers.

Domestic market - Compared to 4Q01, domestic pulp sales volume was 9% higher due to stronger demand from tissue and cardboard customers. The average CIF price in the local market was R$ 1391 per ton in 4Q02, versus R$ 943 per ton in 4Q01, reflecting the devaluation of Real, since domestic prices are also affected by exchange variations.

Export Market - Export pulp volume remained practically unchanged from 4Q01, as the additional output was limited by the new pulp line start-up and this volume was directed to the domestic market. Average prices were 8% higher in U.S. dollars.

Pulp-Net Revenue by Market

                        4Q02            4Q01            3Q02

Exports                 77%             77%             78%
Domestic                23%             23%             22%
US$ Million             36              32              32

Pulp-Volume by Market

                        4Q02            4Q01            3Q02

Exports                 75%             77%             77%
Domestic Market         25%             23%             23%
Metric tons '000        95              90              77

Paper

Revenues from paper sales in 4Q02 totaled US$110 million, 15% lower than in 4Q01. This decrease can be explained by the 6% lower selling prices in U.S. dollar terms and 10% lower sales volume of 138,000 tons. Sales valume in 3Q02 was very strong, which reduced available inventory in 4Q02 in several segments. In addition, demand was slightly softer as a result of price increases implemented. In comparison with 3Q02, revenues decreased 9% due to 10% lower sals volume, despite 1% higher average sales prices in U.S. dollar terms.

Paper Products as % in Net Revenues

                        4Q02            4Q01            3Q02

Other Specialties       7%              6%              7%
Carbonless & Thermal    19%             17%             17%
Coated                  22%             26%             23%
Cut Size                27%             20%             26%
Printing & Waiting      25%             31%             27%

Compared to 4Q01 the product mix consisted of a higher share of revenues from cut-size papers due to the increase in sales volumes and higher average selling price. Printing and writing papers sold in rolls and shets (uncut) accounted for a lower portion of revenues, as part of the production dedicated to these papers was shifted to higher value added papers during the period. Chemical paper (carbonless and thermal) as a portion of total revenues also had a relevant growth because of an increase in volumes.

Compared to 4Q01, paper sales continued to be comprised of increasingly higher potion of value-added products, with cut size, chemical and coated growing significantly while printing and writing papers sold in rolls and sheets were lower. The relative growth in cut size sales was driven completely by increased export sales.

Paper Sales breakdown by volume

                        4Q02            4Q01            3Q02

Other Specialties       5%              5%              5%
Carbonless & Thermal    11%             10%             10%
Coated                  25%             24%             24%
Cut Size                28%             24%             28%
Printing & Waiting      31%             37%             33%


Domestic Market - Compared to 4Q01, overall sales volume decreased by 10% with lower sales of printing and writing papers as well as coated papers. Once again, we were able to raise average prices of paper in Reais, accumulating an average increase of more than 30% in the fourth quarter 2002 compared to the same period in 2001.

Uncoated papers: Printing and Writing papers showed a slight volume reduction, as sales in this product segment were reduced in order to increase sales of value-added papers, such as cut-size. For the Copymax line (cut size), sales volume was 13% higher compared to 4Q01, despite increasing prices by 40% in Reais, almost keeping pace with currency devaluation.

Coated Papers: Compared to 4Q01, sales volume of coated papers was 9% lower, with 19% lower prices in U.S. dollars (17% higher in Reais). Volumes were impacted by new regulations (educational paper), which boosted market demand in 4Q01 before the change in control regulations for tax-exempt papers. Compared to 3Q02, sales volume fell 8%, with 5% lower prices in U.S. dollars (12% higher in Reais).

Chemical Paper: There was continued volume growth in this segment. However, despite a 30% increase in prices in Reais since 4Q01, domestic prices in U.S dollars were still 10% lower than in 4Q01 because of strong currency devaluation. Domestic market sales volume for thermal paper was driven primarily by the banking sector, while carbonless papers were driven by the POS (Point of Sale) segment.

Export market - When compared to 4Q01, sales volumes were lower, as a result of strong sales in 3Q02, which reduced inventory available for sale to export markets. The average CIF export price per ton was US$ 847 in 4Q02, versus US$ 711 in 4Q01.

Paper - Net Revenue by Market

                        4Q02            4Q01            3Q02

Exports                 19%             16%             22%
Domestic Market         81%             84%             78%
US$ Million             105             130             122

Paper Volume by Market

                        4Q02            4Q01            3Q02

Exports                 18%             19%             22%
Domestic Market         82%             81%             78%
Metric tons '000        140             150             150


Pulp Cash Cost

Pulp cash cost in 4Q02 was US$ 142/ton, only 1% higher than 3Q02, mainly due to the higher cost of raw materials (especially imported) and increase in consumption of chemicals due to the start up process at Jacarei expansion. The wood costs were also higher due to increasing average distance from forests to facilities and higher cost of fuel for freight. These cost were almost fully compensated by the currency devaluation, since most of other pulp production costs are not linked to dollar. In comparison with 4Q01, pulp cash cost was 4% lower due to a weaker Real, despite the increased cost of wood and raw materials.

                           Pulp Cash Cost (US$ / ton)

                        4Q01            3Q02            4Q02

                        148             141             142

Operating results

Gross profit was US$ 73 million compared to US$74 million in 4Q01, with a gross margin of 50% versus 45% in 4Q01 and 46% in 3Q02. The higher gross profit margin was mainly due to an improved paper sales mix with a greater percentage of exports, higher pulp prices and the positive impact of the currency devaluation. The average unit cost for products sold decreased 13% in U.S. dollar terms since the positive impact of the currency devaluation was offset by a greater portion of value added products in the sales mix, with higher volumes of paper instead of pulp. In addition, the annual wage adjustment also contributed to 10% higher local labor costs in Reais as of October 2001, and prices of certain raw material inputs such as electric energy and fuel increased in Reais, also pressured by devaluation.

Selling expenses in 4Q02 remained practically unchanged at US$15 million compared to to 4Q01, accounting for 10% of net revenues in both quarters. The impact of devaluation on expenses denominated in Reais was offset by an increase in freight and commissions and other expenses. In addition, US$1 million was recorded as a provision for doubtful accounts, in light of the difficult situation encountered in certain segments in the domestic market.

General and Administrative expenses as a portion of revenues also remained unchanged at 5.6% in both quarters, as the positive impact of currency devaluation offset the salary increase implemented in October 2001 and the provision for labor and other contingencies.

As a consequence, operating profit was US$48 million, 2% lower than the US$49 million of 4Q01, and 9% higher than the US$44 million in 3Q02.

EBITDA totaled US$59 million in 4Q02, US$2 million below that of 4Q01 and US$3 million higher than in 3Q02. EBITDA margin was 40% versus 38% in 4Q01 and 36% in 3Q02. It is important to mention that in U.S. GAAP both EBITDA and operating profit in 4Q02 were negatively impacted by US$5 million corresponding mainly to the non cash write off of obsolete equipment from )acarei plant due to the pulp expansion project and an special provision for contingencies, as follows:

IMPACT OF SPECIAL                                                    4QO2 /
 ITEMS ON EBITDA                            4QO2        4Q01         4Q01, %
-------------------------------------------------------------------------------
EBITDA (US$ Million)                         59          62           (5%)
As a % of Net Revenue                        40%         38%           5%
   (+) Allowance for contingencies            3           1          200%
   (+) Write-off of Jacarei plant             3           1          200%
ADJUSTED EBITDA (US$ Million)                64          63            2%
As a % of Net Revenue                        44%         39%          13%

Financial result

The Company's net indebtedness was US$ 536 million on December 31, 2002 and US$ 520 million on September 30, 2002. The higher net indebtedness at the close of 4Q02 compared to 3Q02 was mainly due to higher CAPEX disbursements, partially offset by the strong cash generation during the period.

The financial expenses corresponding to the gross debt position were US$13 million compared to US$16 million in 3Q02, mainly due to a reduction in interest rates. Financial income was US$13 million during 4Q02 compared to US$17 million in the previous quarter mainly due to exchange variation impact on financial revenues in Reais and due to the reduction in cash position from US$ 508 million at the end of 3Q02 to US$ 503 million at the end of 4Q02.

When compared to 4Q01, the US$5 million decrease in financial income results mainly from lower invested cash and cash equivalents from US$ 577 million at the end of 4Q01 to US$ 503 million at the end of 4Q02 and due to exchange variation impact on financial revenues in Reais. The US$4 million increase in financial expense is a result of higher interest rates on existing loans.

As the close of 4Q02, gross debt rose to US$ 1,039 million from US$1,028 million in 3Q02. This change is due to an increase in the level of trade finance loans. However our gross debt in Reais declined from R$ 4,004 million to R$ 3,671 million due to the exchange rate variation.

Foreign exchange losses, net

In order to hedge against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 4Q02, the net foreign exchange result, including fair value, was a loss of US$4 million against a foreign exchange loss of US$5 million in 4Q01. It is important to mention that the fair value adjustment is in accordance with FASB 133 and does not impact the cash flow as it is just an accounting effect.


AMORTIZATION                2003    2004     2005    2006   2007   2008    2009
-------------------------------------------------------------------------------
(US$ million)                315     267      346      62     19     19      11


DEBT OBLIGATIONS         COST         09/30/2002      12/31/2002     % of total
 (US$ million)          % per
                        annum
-------------------------------------------------------------------------------
- SHORT TERM                              266              315            30%
Real denominated       TJLP* + 3.0%        13                9             1%
Dollar denominated     US$ + 5.2%         253              306            29%
-------------------------------------------------------------------------------
- LONG TERM                               762              724            70%
Real denominated       TJLP* + 3.0%        93              107            10%
Dollar denominated     US$ + 5.0%         669              617            60%
-------------------------------------------------------------------------------
TOTAL DEBT                              1,028            1,039           100%
-------------------------------------------------------------------------------
- CASH POSITION                          (508)            (503)
-------------------------------------------------------------------------------
NET DEBT                                  520              536
-------------------------------------------------------------------------------
* TJLP = Long term interest rate from BNDES, rated at 10 % p.y. on Dec 31, 2002

Income Tax

Effective income tax in 4Q02 was US$5 million compared to US$15 million in 4Q01, due mainly to the substantially lower effective tax rate. This rate decreased from 28% to 11% mainly due to currency appreciation during 4Q02 that reduced financial revenue through exchange variation over investment in foreign currency.

Net Income

The Company recorded a net loss of US$53 million during the period compared to net earnings of US$37 million in 4Q01, and US$42 million in 3Q02. As mentioned above, net earnings were significantly impacted by the net impairment of US$90 million (gross impairment of US$ 136 million less tax of US$ 46 million) recorded on the equity investment in Aracruz during the quarter, a non-cash item.

Capital expenditures

The Company invested a total of US$71 million in 4Q02, of which US$42 million was allocated to industrial modernization projects (optimization and expansion of pulp production at Jacarei) and US$10 million in forestry (planting and managing forests).


  INVESTMENTS                 PORTION COMPLETED IN         PLANNED FOR 2003
 (US$ million)                       2002
-------------------------------------------------------------------------------
Pulp Expansion Project (P.2000)       227                        66
Modernization                          19                        34
Forest Activities                      37                        64
Maintenance, I.T., others              34                        56
-------------------------------------------------------------------------------
TOTAL                                 317                       220
-------------------------------------------------------------------------------

Expenditures already realized or earmarked for the Pulp Expansion Project at Jacarei totaled US$450 million (total amount contracted with or without disbursement) as of December 31, 2002, out of a total estimated project budget of US$ 525 million.

Outlook

The Company's fundamentals continue to strengthen. VCP has achieved scale and productivity gains through implementation of modern technologies in its industrial plants and forest activities, increasing production of wood, and a product mix that has allowed it to successfully capitalize on the diverse domestic and international market segments, as well as strong cash generation and a sound financial position. We continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus.

The 770 thousand ton-per-year pulp capacity expansion project, which yields a 570 thousand ton-per-year net increase, a very attractive investment not only in terms of return, has made VCP one of the world's most modern pulp producers. Presently, the oldest pulp line at the Jacarei plant dates from 1997. The related CAPEX for the project US$ 525 million (US$510 in installations and US$15 million in forestry), represents an investment of US$ 662 per ton (considering the total 770,000 tons/year of the new line), significantly boosts the Company's return on investment. The start-up of its operations in December 2002 places VCP among the leading players in the global pulp industry. Jacarei pulp production capacity now stands at 1 million tons per year, making it one of the largest, most modern and competitive plants in the world.

This expansion project means that VCP's export volumes will exceed its sales volume in the domestic market. In 2002, the sales volume breakdown was 57% to domestic market and 43% for export. As a result it will mean a new phase of international growth for the company at a time when the favorable exchange rates will boost the Company's earnings. For this expansion project, VCP already increased its exclusive port area in Santos from 9,000 to 12,520 square meters to ready its warehousing, processing, transportation, cargo handling, docking and loading capacities in order to expand its market pulp exports. The company is also investing in a private railway from Jacarei plant to Port of Santos, providing another transportation alternative to export its pulp reducing 25% its freight cost. Although a majority of its additional 2003 pulp production is already committed through negotiations with long-term customers, the Company will intensify its efforts to capture new customers in promising markets, such as China.

Even without new investments toward organic growth in the coated and reprographic paper markets, prior investments will enable to Company to maintain its import substitution for coated papers and expand its cut size exports. VCP will also maintain its focus on promoting brand loyalty among its customers, with additional efforts at the KSR business unit, the largest distributor in the segment. These efforts include continued investments in e-business in order to digitally strengthen loyalty and relationship channels.

Despite a drop in prices during the fourth quarter in the pulp market, there are signs of a turnaround as price increases have been announce in response to stronger demand. The lasting power and ongoing stability of this process will depend on demand in the global economy as well as continued consolidation and discipline within the sector. On the other hand, the exchange rate volatility in Brazil will enable to Company to favor volume and profitability opportunities that export markets offer, without jeopardizing our financial exposure by maintaining the appropriate currency hedging policy.

Capital markets

The Sao Paulo Stock Exchange Index (Ibovespa) gained 31% in 4Q02 compared to a 12% gain posted by VCP's preferred shares in Reais. For full-year 2002, the Ibovespa fell 17% compared to a gain of 53% for VCP's preferred shares in Reais. In 2002 there were 19,445 transactions involving 6.4 billion preferred VCP shares, 15% lower than in 2001 volume. In 4Q02 total volume was 14% lower with 5,615 transactions, involving 1.5 billion preferred VCP shares. Daily average trading volume in 2002 was R$ 2.6 million, 27% higher than in 2001. For 4Q02, daily average trading volume was R$2.8 million, 16% higher than in 4Q01.

During 4Q02, VCP's shares were traded on 100% of Bovespa sessions, and represented 37% of all transaction volume within the Brazilian pulp and paper industry.

Compared to full-year 2001, the share price of VCP's Level III ADRs, which are traded on the NYSE, fell 7% in 2002, compared to a 17% drop in the Standard & Poor's 500 Paper and Forest Products Index and a 17% drop in the Dow Jones Industrial Average. An average of 55,000 ADRs were traded daily during 4Q02 on the NYSE, with a daily average of US$949,000. In 4Q02, the value of VCP's ADRs rose 18% while the S & P 500 Paper and Forest Products Index gained 12% and the DJIA gained 10%

                                [Graphic Omitted]

           Detailed - 12 month comparison of IBOVESPA and VCPA4 shares

                                 IBOVESPA - VCPA4

For statutory purposes, VCP also publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net earnings reported according to this criterion in 4Q02 was 194 million in Reais. Attachment X shows a reconciliation of net income from Brazilian GAAP to US GAAP.

                                [Graphic Omitted]

         Detailed - 12 month comparison of VCP, Dow Jones and S&P Paper

                          VCP - Dow Jones - S&P Paper

Statements included in this report, regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.

                                      ###

Votorantim Cellulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

                                  Attachment I

Net Operating Revenue Variations
4rd QTR 2002 X 4rd QTR 2001


                                                                          USGAAP
 PRODUCTS                                          Tons                   Net Revenue - US$                 Variation %
                                      4Q 2002   4Q 2001   Variation  4Q 2002  4Q 2001  Variation     Tons     Revenue    Average
                                                                                                                          Price
-----------------------------------------------------------------------------------------------------------------------------------
Paper
  Domestic Sales
    Printing & Writing                 39,458    50,695    (11,237)   24,833   35,607   (10,774)    (22.2)     (30.3)     (10.4)
    Cut Size                           17,918    15,794      2,124    11,820   10,664     1,156      13.4       10.8       (2.3)
    Carbonless/Thermal                 14,813    14,178        635    20,642   21,982    (1,340)      4.5       (6.1)     (10.1)
    Coated                             33,221    36,533     (3,312)   24,147   32,757    (8,610)     (9.1)     (26.3)     (18.9)
    Other Specialties                   7,293     7,594       (301)    7,235    8,239    (1,004)     (4.0)     (12.2)      (8.6)
    Total                             112,703   124,794    (12,091)   88,677  109,249   (20,572)     (9.7)     (18.8)     (10.1)

  Export Market
    Printing & Writing                  3,373     5,955     (2,582)    2,759    3,828    (1,069)    (43.4)     (27.9)      27.2
    Cut Size                           20,627    21,682     (1,055)   17,339   15,548     1,791      (4.9)      11.5       17.2
    Carbonless/Thermal                    368       317         51       563      333       230      16.0       69.1       45.8
    Coated                                610       835       (225)      507      747      (240)    (26.9)     (32.1)      (7.1)
    Total                              24,978    28,789     (3,811)   21,168   20,456       712     (13.2)       3.5       19.3
    Total Paper                       137,681   153,583    (15,902)  109,845  129,705   (19,860)    (10.4)     (15.3)      (5.5)

Pulp
  Domestic Sales                       22,760    20,811      1,949     8,312    7,416       896      9.4        12.1        2.5
  Export Market                        69,994    70,372       (378)   27,422   25,448     1,974     (0.5)        7.8        8.3
     Total                             92,754    91,183      1,571    35,734   32,864     2,870      1.7         8.7        6.9

Total Domestic Sales                  135,463   145,605    (10,142)   96,989  116,665   (19,676)    (7.0)      (16.9)     (10.6)
Total Export Market                    94,972    99,161     (4,189)   48,590   45,904     2,686     (4.2)        5.9       10.5

TOTAL GERAL                           230,435   244,766    (14,331)  145,579  162,569   (16,990)    (5.9)      (10.5)      (4.9)
-----------------------------------------------------------------------------------------------------------------------------------


                                 Attachment II

Net Operating Revenue Variations
4rd QTR 2002 X 3nd QTR 2002



                                                                          USGAAP
 PRODUCTS                                          Tons                   Net Revenue - US$                 Variation %
                                      4Q 2002   4Q 2001   Variation  4Q 2002  4Q 2001  Variation     Tons     Revenue    Average
                                                                                                                          Price
-----------------------------------------------------------------------------------------------------------------------------------
Paper
  Domestic Sales
    Printing & Writing                 39,458    46,464    (7,006)   24,833     29,316    (4,483)    (15.1)   (15.3)    (0.3)
    Cut Size                           17,918    14,476     3,442    11,820      9,642     2,178      23.8     22.6     (1.0)
    Carbonless/Thermal                 14,813    14,500       313    20,642     19,566     1,076       2.2      5.5      3.3
    Coated                             33,221    35,965    (2,744)   24,147     27,510    (3,363)     (7.6)   (12.2)    (5.0)
    Other Specialties                   7,293     8,004      (711)    7,235      8,501    (1,266)     (8.9)   (14.9)    (6.6)
    Total                             112,703   119,409    (6,706)   88,677     94,535    (5,858)     (5.6)    (6.2)    (0.6)

  Export Market
    Printing & Writing                  3,373     4,085      (712)    2,759      3,066      (307)    (17.4)   (10.0)     9.0
    Cut Size                           20,627    28,727    (8,100)   17,339     22,400    (5,061)    (28.2)   (22.6)     7.8
    Carbonless/Thermal                    368       637      (269)      563        923      (360)    (42.3)   (39.0)     5.6
    Coated                                610       324       287       507        294       213      88.6     72.4     (8.6)
    Total                              24,978    33,773    (8,795)   21,168     26,683    (5,515)    (26.0)   (20.7)     7.3
    Total Paper                       137,681   153,182   (15,501)  109,845    121,218   (11,373)    (10.1)    (9.4)     0.8

Pulp
  Domestic Sales                       22,760    17,925     4,835     8,312      7,183     1,129      27.0     15.7     (8.9)
  Export Market                        69,994    59,708    10,286    27,422     25,870     1,552      17.2      6.0     (9.6)
     Total                             92,754    77,633    15,121    35,734     33,053     2,681      19.5      8.1     (9.5)

Total Domestic Sales                  135,463   137,334    (1,871)   96,989    101,718    (4,729)     (1.4)    (4.6)    (3.3)
Total Export Market                    94,972    93,481     1,491    48,590     52,553    (3,963)     11.6     (7.5)    (9.0)

TOTAL GERAL                           230,435   230,815      (380)  145,579    154,271    (8,692)     (0.2)    (5.6)    (5.5)
-----------------------------------------------------------------------------------------------------------------------------------


                                 Attachment III

                        VOTORANTIM CELULOSE E PAPEL S.A.
                           CONSOLIDATED BALANCE SHEET
                       (USGAAP - in million U.S. dollars)

Assets                              Dec 31, 2002    Sep 30, 2002   Dec 31, 2001
-------------------------------------------------------------------------------
Current Assets                           338             335           508
-------------------------------------------------------------------------------
Cash and Cash Equivalents                 90              91           172
Held-to-maturity investments              31              30            87
Unrealized gains from foreign
  currency and interest rate swaps         -               -             -
Trade Accounts Receivable                136             130           171
Inventories                               55              42            60
Deferred Income Tax                        -              24             3
Other                                     26              18             15
-------------------------------------------------------------------------------
Investment in affiliates (Aracruz)       218             223            371
Goodwill and other intangible assets      19             155              -
-------------------------------------------------------------------------------
Property, Plant and Equipment - Net      907             770          1,100
-------------------------------------------------------------------------------
Other Assets                             436             421            342
-------------------------------------------------------------------------------
Held-to-maturity investments             289             283            277
Unrealized gains from foreign
  currency and interest rate swaps        93             104             41
Deferred Income Tax                       16               -              -
Other                                     38              34             24
-------------------------------------------------------------------------------
Total Assets                            1,918           1,904          2,321
-------------------------------------------------------------------------------



Liabilities and shareholders' equity   Dec 31, 2002  Sep 30, 2002   Dec 31, 2001
-------------------------------------------------------------------------------
Current liabilities                         400            329         584
-------------------------------------------------------------------------------
Trade payables                               54             37          57
Short-term debt                              66             73          69
Current portion of long-term debt           249            192         389
Payroll and related charges                   9              8          12
Income tax                                    6              5           3
Dividends payable                             -              -          40
Other                                        16             14          14
-------------------------------------------------------------------------------
Long-term liabilities                       751            829         630
-------------------------------------------------------------------------------
Long-term debt,less current portion         724            763         584
Deferred income tax                           -             53          34
Accrued liabilities for legal proceedings    27             13          12
-------------------------------------------------------------------------------
Shareholders' equity                        767            747       1,107
-------------------------------------------------------------------------------
Preferred share, no par value,              553            553         553
56,000,000,000 shares authorized,
17,182,209,232 shares issued
Common share, no par value,                 767            767         767
28,000,000,000 shares authorized,
21,140,490,321 shares issued

Additional paid in capital                  241             24          23

Treasury stock, at cost, 144,300,000
shares in 2002 and 235,400,000 in 2001.      (4)            (4)         (6)

Appropriated retained earnings               30             13          27

Unappropriated retained earnings            584            654         518

Accumulated other comprehensive loss     (1,187)        (1,260)       (775)
-------------------------------------------------------------------------------
Total liabilities and shareholders'
     equity                               1,918          1,904       2,321
-------------------------------------------------------------------------------

                                 Attachment IV

                        VOTORANTIM CELULOSE E PAPEL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
                       (US GAAP - in million U.S. dollars)

                                                   4th 0/2002      4th 0/2001
                                                   ----------------------------
                                                   US$      %      US$      %
-------------------------------------------------------------------------------
Net operating revenue                              146   100.0     163    100.0
--------------------------------------------------------------------------------
Domestic sales                                      97    66.6     117     71.7
Export sales                                        49    33.4      46     28.3
--------------------------------------------------------------------------------
Operating cost and expenses                        (97)  (66.8)   (114)   (69.9)
--------------------------------------------------------------------------------
Cost of sales                                      (73)  (49.8)    (89)   (54.8)
Selling and marketing                              (15)  (10.0)    (15)    (9.5)
General and administrative                          (8)   (5.6)     (9)    (5.6)
Other operating expenses (income),net               (2)   (1.4)      0      0.0
--------------------------------------------------------------------------------
Operating profit                                    48    33.2      49     30.1
-------------------------------------------------------------------------------
Non-operating income (expense)                      (3)   (2.2)      3      1.8
-------------------------------------------------------------------------------
Financial income                                    13     9.1      18     11.2
Financial expense                                  (13)   (8.6)     (9)    (5.7)
Fair Value - Fasb 133                               (2)             (6)
Foreign exchange losses, net                        (2)   (1.4)      0      0.0
--------------------------------------------------------------------------------
Income before taxes and equity loss of investees    45    31.0      52     31.9
--------------------------------------------------------------------------------
Income tax expense                                  41    27.8     (15)    (9.2)
--------------------------------------------------------------------------------
Income before equity loss of investees              86    58.9      37     22.8
--------------------------------------------------------------------------------
Equity Income (loss) investees                      (3)   (2.1)     (0)    (0.2)
--------------------------------------------------------------------------------
Impairment Aracruz                                (136)  (93.4)      -      0.0
--------------------------------------------------------------------------------
Net income                                         (53)  (36.6)     37     22.3
--------------------------------------------------------------------------------
EBITDA *                                            59    40.5      61     37.5
--------------------------------------------------------------------------------
Depreciation and Depletion                          11     7.2      12      7.4
--------------------------------------------------------------------------------
* EBITDA means earnings before interest, tax, depreciation and amortization

Basic earnings per 500 shares - in U.S. dollars
Preferred                                           (0.73)           0.51
Common                                              (0.67)           0.47


Basic earnings per 1000 shares - in U.S. dollars
Preferred                                           (1.46)           1.02
Common                                              (1.33)           0.93

                                  Attachment V

                        VOTORANTIM CELULOSE E PAPEL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
                      (US GAAP - in million U.S. dollars)


                                                  1st Q/2002        2nd Q/2002      3rd Q/2002     4th Q/2002          2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                  US$     %         US$     %        US      %      US$     %        US$     %
-----------------------------------------------------------------------------------------------------------------------------------
Net operating revenue                             153    100.0      156    100.0     154   100.0    146   100.0      609   100.0
Domestic sales                                    107     69.7      104     66.8     102    66.0     97    66.6      410    67.3
Export sales                                       46     30.3       52     33.2      52    34.0     49    33.4      199    32.7
-----------------------------------------------------------------------------------------------------------------------------------
Operating cost and expenses                      (111)   (72.2)    (113)   (72.5)   (111)  (71.9)   (97)  (66.8)    (432)  (70.9)
-----------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                     (85)   (55.8)     (88)   (56.6)    (83)  (53.9)   (73)  (49.8)    (329)  (54.1)
Selling and marketing                             (14)    (9.1)     (14)    (8.9)    (15)  (10.0)   (15)  (10.0)     (58)   (9.5)
General and administrative                         (7)    (4.6)      (7)    (4.6)     (7)   (4.8)    (8)   (5.6)     (30)   (4.9)
Other operating expenses(income), net              (4)    (2.7)      (3)    (2.2)     (6)   (3.9)    (2)   (1.2)     (15)   (2.5)
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                   43     27.8       43     27.5      43    28.1     48    33.2      177    29.1
-----------------------------------------------------------------------------------------------------------------------------------
Non-operating income (expense)                     14      9.4       (3)    (1.6)     (6)   (4.0)    (3)   (2.2)       3     0.4
-----------------------------------------------------------------------------------------------------------------------------------
Financial income                                   22     14.2       21     13.7      17    11.0     13     9.1       73    12.0
Financial expense                                 (13)    (8.8)     (18)   (11.4)    (16)  (10.1)   (13)   (8.6)     (59)   (9.7)
Fair Value - FASB 133                               7      4.8       (3)    (1.9)     (1)   (0.8)    (2)   (1.3)       1     0.2
Foreign exchange losses, net                       (1)    (0.7)      (3)    (1.7)     (6)   (4.0)    (2)   (1.4)     (12)   (2.0)
-----------------------------------------------------------------------------------------------------------------------------------
Income before taxes and equity loss of investees   57     37.2       40     25.9      37    24.1     45    31.0      180    29.5
-----------------------------------------------------------------------------------------------------------------------------------
Income tax expense                                (12)    (7.9)     (10)    (6.5)    (10)   (6.2)    41    27.9        9     1.4
-----------------------------------------------------------------------------------------------------------------------------------
Income before equity loss of investees             45     29.3       30     19.4      28    18.0     86    58.9      189    31.0
-----------------------------------------------------------------------------------------------------------------------------------
Equity income (loss) investees                     (1)    (0.7)       6      3.7      14     9.4     (3)              16
Impairment - Aracruz                                -      0.0        -      0.0       -     0.0   (136)  (93.4)    (136)  (22.3)
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  44     28.6       36     22.9      42    27.3    (53)  (36.5)      69    11.3
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA*                                            57     37.0       57     36.5      56    36.3     59    40.5      229    37.5
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and Depletion                         14      9.3       14      9.0      13     8.2     11     7.2       52     8.5
-----------------------------------------------------------------------------------------------------------------------------------

*  EBITDA means earnings before interest, tax, depreciation and amortization

Basic earnings per 500 shares - in U.S. dollars

Preferred                                           0.61     0.50     0.58     (0.73)   0.95
Common                                              0.55     0.45     0.53     (0.67)   0.87


Basic earnings per 1000 shares - in U.S. dollars
Preferred                                           1.21     0.99     1.16     (1.46)   1.90
Common                                              1.10     0.90     1.05     (1.33)   1.73

                                 Attachment VI


Votorantim Celulose e Papel S.A.
Condensed Consolidated Statements of Cash Flow
Expressed in million of U.S. dollars
-------------------------------------------------------------------------------
Cash flows from operating activities                        Year Ended Dec 31,
-------------------------------------------------------------------------------
                                                             2002      2001
-------------------------------------------------------------------------------
Cash flows from operating activities
-------------------------------------------------------------------------------
Net Income                                                     69      192
Adjustments to reconcile net income to cash provide
  to operating activities:
Foreign exchange losses, net                                   11        8
Equity income or loss of investees, less dividends            121        0
Deferred income tax                                           (34)      19
Depreciation and depletion                                     51       52
Cumulative effect of accounting change                          -      (10)
Disposal of property, plant and equipment                      17        4
Disposal of investee                                            -        -

Changes in operating assets and liabilities:
Trade accounts receivable                                      28      (35)
Inventories                                                   (16)      (8)
Others assets                                                 (48)     (10)
Liabilities                                                   (14)      22
-------------------------------------------------------------------------------
Net cash provided by operating activities                     185      234
-------------------------------------------------------------------------------

Cash flows from investing activities

Held-to-maturity
Purchases                                                     (47)    (329)
Maturities                                                     96        4
Acquisition of PP&E                                          (317)    (309)
Acquisition of Shares VTP                                      (0)    (370)
Proceeds from disposals of property, plant and equipment        -        2
Received dividends - Aracruz                                    8        -
-------------------------------------------------------------------------------
Net cash used in investing activities                        (260)  (1,002)
-------------------------------------------------------------------------------
Cash flows from financing activities

Short-term debt                                               (13)      13
Long-term debt
Issuances                                                     991      787
Repayments                                                   (910)    (238)
Sales of treasury shares                                       (1)       -
Acquisition of treasury shares                                  3        -
Dividends paid                                                (34)     (37)
-------------------------------------------------------------------------------
Net cash provide by (used in) financing activities             36      525
-------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents  (43)     (74)
-------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents          (82)    (317)
-------------------------------------------------------------------------------
Cash and cash equivalent at beginning of period               172      489
-------------------------------------------------------------------------------
Cash and cash equivalent at end of period                      90      172
-------------------------------------------------------------------------------

                                 Attachment VII

                           Consolidated Balance Sheet
    Brazilian Corporate Law (Brazilian GAAP) - In million of Brazilian Reais

                                                  Dec 31,    Dec 31,                                               Dec 31,  Dec 31,
ASSETS                                             2002       2001      LIABILITIES AND SHAREHOLDERS' EQUITY        2002    2001
-----------------------------------------------------------------------------------------------------------------------------------
Current assets.                                                         Current liabilities;
Cash                                                 23        13       Trade accounts payable                        191     133
Financial investments                               405       587       Loans                                         882     904
Unrealized gains from swap contracts                 21         2       Income and Social Contribution Taxes           13      22
Trade accounts receivable                           252       243       Payroll and related changes                    31      27
Inventories                                         198       143       Dividends                                      97      92
Other                                               122        56       Other                                          49      17

Total current assets                              1,021     1,044       Total current liabilities                   1,264   1,195

Noncurrent assets:                                                      Noncurrent liabilities:

Recoverable taxes                                    58        18       Loans                                       2,557   1,355
Unrealized gains from swap contracts                282        70       Deferred income and social contrib. taxes     176      60
Deferred income and social contribution taxes        70        12       Provision for tax legal proceedings and other  95      27
Financial Investments                             1,020       644       Others                                         16       -
Other                                                73        34
Total noncurrent assets                           1,503       778       Total noncurrent liabilities                2,844   1,462
                                                -------                                                           -------
Permanent assets:                                                       Shareholders' equity
Investments                                       1,236       959
Subsidiaries                                          -         -       Capital                                     1,702    1,702
Other                                                 -         -       Capital reserve                                64       47
                                                                        Revaluation reserves                           38       42
Property, plant and equipment                     3,040     2,382       Retained Earnings                             992      811
Deferred charges                                    103        96
Total permanent assets                            4,379     3,437       Total shareholders' equity                  2,796    2,602
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                      6,904     5,259       Total liabilities and shareholders' equity  6,904    5,259
-----------------------------------------------------------------------------------------------------------------------------------

                                Attachment VIII

                       Consolidated Statements of Income
    Brazilian Corporate Law (Brazilian GAAP) - In million of Brazilian Reais

                                                 4th Quarter/2002          2002      4th Quarter/2001      2001
--------------------------------------------------------------------------------------------------------------------
                                                    R$       %         RS       %      R$       %       R$       %
--------------------------------------------------------------------------------------------------------------------
Net Operating Revenue                               546    100.0     1,810    100.0    426    100.0    1,554  100.0
Domestic Sales                                      370     67.7     1,230     67.9    308     72.3    1,067   68.7
Export Sales                                        177     32.3       581     32.1    118     27.7      487   31.3
Cost of Sales                                      (263)   (48.2)     (965)   (53.3)  (233)   (54.8)     835   53.7
--------------------------------------------------------------------------------------------------------------------
Gross Profit                                        283     51.8       845     46.7    192     45.2      719   46.3
--------------------------------------------------------------------------------------------------------------------
Selling and Marketing                               (53)    (9.8)     (170)    (9.4)   (39)    (9.2)    (132)  (8.5)
General and Administrative                          (31)    (5.6)      (90)    (5.0)   (23)    (5.4)     (77)  (5.0)
Financial                                           (31)    (5.6)      (13)    (0.7)    10      2.4       29    1.9
Interest on own capital                               -        -         -        -      -        -        -      -
Other Operating Income (Expense)                      -        -         -        -      -        -        -      -
--------------------------------------------------------------------------------------------------------------------
Operating Income                                    168     30.8       572     31.6    141     33.1      539   34.7
--------------------------------------------------------------------------------------------------------------------
Equity Aracruz                                       62     11.4      (102)    (5.6)     3      0.7        3    0.2
Nonoperating results, net                           (18)    (3.3)      (72)    (4.0)    (9)    (2.2)     (42)  (2.7)
--------------------------------------------------------------------------------------------------------------------
Income before income and social contrib. taxes      212     38.8       398     22.0    134     31.6      500   32.2
--------------------------------------------------------------------------------------------------------------------
Income and social contrib. taxes                    (16)    (2.9)     (108)    (6.0)   (36)    (8.5)    (116)  (7.5)
--------------------------------------------------------------------------------------------------------------------
Income before statutory participation of employees  196     35.9       291     16.1     98     23.0      384   24.7
--------------------------------------------------------------------------------------------------------------------
Statutory participation of employees                 (2)    (0.4)       (8)    (0.4)    (2)    (0.5)      (8)  (0.5)
--------------------------------------------------------------------------------------------------------------------
Net Income                                          194     35.5       283     15.6     96     22.6      376   24.2
--------------------------------------------------------------------------------------------------------------------
Income (loss) per 1,000 share lot (in R$)           5.1                7.4             2.5               9.8
--------------------------------------------------------------------------------------------------------------------
EBITDA*                                             245     44.8       763     42.1    171     40.1      663   42.7
--------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization                        48      8.8       185     10.2     42      9.9      161   10.4
---------------------------------------------------------------------------------------------------------------------

* EBITDA means earnings before interest, tax, depreciation and amortization, including other operating income (expense)

Note: The EBITDA was calculated in the same criteria of international concept

                                 Attachment IX

Consolidated Statements of Income - Free Translation
Expressed in millions of Brazilian Reais



                                                   Dec 31, 2002     Dec 31, 2001
-------------------------------------------------------------------------------
Cash flows from operating activities

Net Income                                                 283         376

Adjustments to reconcile net income to cash
provided by operating activities:                          536         266

Changes in operating assets and liabilities                 63        (106)

Net cash provided by operating activities                  882         536

Net cash used in investing activities                     (885)     (2,228)

Net cash used in financing activities                     (169)      1,304

Net increase (decrease) in cash and cash equivalents      (172)       (388)

Cash and cash equivalents at beginning of year             601         989

Cash and cash equivalents at end of year                   429         601

-------------------------------------------------------------------------------

                                  Attachment X

NET INCOME CONCILIATION
Brazilian GAAP to US GAAP
(in US$ million)

                                                4Q/02     2002    4Q/01   2001
-------------------------------------------------------------------------------
                                               R$  US$  R$  US$  R$ US$  R$ US$
Net Income as per Brazilian GAAP               194 55   283  80  96 41   376 162
-------------------------------------------------------------------------------
Difference in property, plant and equipament       4       11       7     19
Depreciation, depletion and amortization           4       12       6     18
Write-off                                          0       (1)      1      1
Amortization of capitalized interest              (0)      (1)     (1)    (1)
Start up costs                                    (3)      (6)     (2)    (4)
Capitalized Interest                               2        4       4      8
Elimination exchange variation                     1      (11)      -      -
Amortization of good will in Celpav                3       10       6     16
Fair Value - FASB 133                             (1)       0      (3)     7
Equity Income (loss) Investees                  (108)     (52)     (3)    (4)
Income Tax                                        (1)       2      (4)   (10)
Other adjustments (include translation effects)   (5)      32      (8)    (1)
-------------------------------------------------------------------------------
Net Income as per USGAAP                         (53)      69      37    192
-------------------------------------------------------------------------------

Net Income as per Brazilian GAAP and the reconciling itens were translated into U.S. dollar at December 31, 2002 and 2001 exchange rate.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 , the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VOTORANTIM CELULOSE e PAPEL S.A.
                                                     (Registrant)


Date: February 13, 2003                    By:  //s// Valdir Roque
                                                -----------------------------
                                                Name:    Valdir Roque
                                                Title:   Chief Financial Officer